7

Amendment # 2 to SCHEDULE 13D filed on November 17, 2003

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
NA

1. NAME OF REPORTING PERSON
Opportunity Partners L.P.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[ ]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA________________________________________________________

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

NA (Less than 5%)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
13. PERCENT OF CLASS REPRESENTED BY ROW 11

NA

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________




ITEM 4. PURPOSE OF TRANSACTION
Item 4 is amended as follows:
As explained in the attached letter to the SEC dated February 23, 2004 (Exhibit 1), management continues to employ a parasitic lawyer named Benjamin D. Fackler of Wachtell, Lipton, Rosen & Katz who is bleeding BKF's assets in order to try to prevent shareholders from voting on our proposal to engage an investment banking firm to evaluate alternatives to maximize stockholder value including a sale of the company (Exhibit 2). As previously reported, payments made to Mr. Fackler for this purpose constitute a waste of corporate assets and demonstrate that management is not acting in the shareholders' best interest.




ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is amended as follows:

Exhibit 1: Letter to SEC
Exhibit 2: Shareholder Proposal

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 2/23/2004

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein




Exhibit 1.

Opportunity Partners L.P.,
60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258//oplp@optonline.net

February 23, 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

BKF Capital Group, Inc. (the "Company") - Rule 14a-8 Proposal

Ladies and Gentlemen:

We received a copy of a letter dated February 11, 2004 from Benjamin D. Fackler of Wachtell, Lipton, Rosen & Katz, counsel to the Company to you responding to our letter of January 19, 2003 opposing Mr. Fackler's request for no action assurance if the Company excludes from its proxy materials our rule 14a-8 proposal requesting "that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company."

Because Mr. Fackler has continued to assert that we did not provide adequate proof of our stock ownership, last week we obtained and faxed to him and to the Company the enclosed letter from our stock broker evidencing such ownership. We took this action solely to moot Mr. Fackler's claim that our schedule 13D filing is not sufficient proof of ownership, not because we concede the validity of his claim. We are hopeful that this will end the matter and that he will withdraw his no action request but we suspect that he will press his case as long as he can keep billing the Company for advocating on behalf of management.

Mr. Fackler asks the Staff to read things into the securities laws that are not there to advance management's agenda which is to prevent a shareholder vote on our proposal. He complains again in his February 11th letter that we are not "eligible" to file a schedule 13D and consequently, that our filing of a schedule 13D "should not satisfy [our] burden of proving [our]
eligibility to submit a proposal under Rule 14a-8(b)."   He
either does not understand the difference between a right and an obligation or, more likely, intentionally blurs it. For example, rule 14a-8 addresses a company's obligation to include a shareholder proposal in its proxy materials if certain conditions are met. Nothing in rule 14a-8 prevents a company from voluntarily relaxing those conditions. Similarly, rule 13d-1(a) obliges a person to file a schedule 13D under certain circumstances but it does not, despite Mr. Fackler's protestations, bar anyone from filing a schedule 13D if those circumstances are not present. Therefore, we do not have to, in Mr. Fackler's words, "explain on what grounds [we are] eligible to file a Schedule 13D."

However, for the record, we filed a schedule 13D for two reasons:
(1) to satisfy rule 14a-8(b)(2)(ii) which permits us to demonstrate eligibility "only if you have filed a Schedule 13D . .. . reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins . . . and by submitting to the company a copy of the schedule . . . .", (a motive Mr. Fackler suggests is somehow sinister); and (2) to publicly disclose a material event, to wit, the submission of our proposal. Dow Jones Newswires apparently thought our filing was significant as the enclosed news story indicates.

Interestingly, while Mr. Fackler says we accused him of "bad faith, legal gamesmanship, and implied unethical conduct," he does not deny the allegations, let alone attempt to refute them. Let us be absolutely clear. We are not implying unethical conduct by Mr. Fackler. It is unethical for a lawyer representing a corporation to aid management in trying to prevent a shareholder vote on a perfectly proper proposal simply because management is opposed to it. That is what Mr. Fackler is guilty of and the fact that it is common practice for corporate lawyers like him to aid management in frustrating shareholders seeking to exercise their franchise rights does not make it any less unethical.

In advancing management's objective to prevent a vote on our proposal, Mr. Fackler has done the following unethical things:

  He falsely stated that we gave no substantive response to his proposed bases for excluding our proposal. We did. He just didn't accept it.

  He falsely alleged that we used our January 19th letter "to advance [our] personal agenda of eliminating or amending Rule 14a-8." We do believe rule 14a-8 is legally deficient but that has nothing to do with our primary purpose in writing that letter (or this one) which is to oppose Mr. Fackler's request for no action relief.

  He does not explain why management did not respond to our faxed note of November 17th to the Company's secretary accompanying our schedule 13D in which we stated: "I expect you have seen this already. Please call me if you have any questions." His lame excuse is that management has no obligation to respond. (Apparently, when it suits his purpose, Mr. Fackler is able distinguish between a right and an obligation.) We believe management does have a fiduciary duty to respond to such a request. Of course, if it did respond, it is possible that this petty dispute could have been promptly resolved but then Mr. Fackler would not make any money by writing letters to prevent the shareholders who ultimately pay his fees from voting on our proposal.

  He fails to explain why, contrary to the Staff's guidance in Section G.5 of Legal Bulletin No. 14 (July 13, 2001), he waited until January 14th to submit a no action request. If he is not engaged in legal gamesmanship, why the delay?

  He puts forth the completely unfounded assertion that we threatened to sue the Staff. This sleazy ploy to generate friction between the Staff and us is highly unethical.

Finally, Mr. Fackler huffs and puffs because we declined to take his bait and engage in a pointless debate about whether our proposal constitutes "ordinary business operations" and because we indicated that we would seriously consider litigating to have our proposal included in the Company's proxy materials if it was excluded on that basis. He says such a lawsuit would be "frivolous." Unless the Company routinely engages an investment banking firm to evaluate alternatives to maximize stockholder value including a sale of the Company, we are confident that any judge in the country would find it patently absurd to deem our proposal as being related to "ordinary business operations."

To reiterate, Mr. Fackler says management had no obligation to advise us that it was dissatisfied with our proof of ownership via filing schedule 13D even after we specifically requested to be notified "if you have any questions." At best, that is extremely rude and clearly suggests legal gamesmanship. It would be fitting for the Staff to advise Mr. Fackler that it also has no obligation to provide the Company with the requested relief and because it does not wish to condone legal gamesmanship, to decline to provide it.

Very truly yours,

Phillip Goldstein
Portfolio Manager

cc:  Benjamin D. Fackler



Exhibit 2.

Opportunity Partners L.P.
60 Heritage Drive, Pleasantville, NY 10570
(914) 747-5262 // Fax: (914) 747-5258
oplp@optonline.net


Norris Nissim
Secretary
BKF Capital Group, Inc.
One Rockefeller Plaza
New York, NY 10020

Dear Mr. Nissim:

We have beneficially owned shares of BKF Capital Group, Inc. valued at more than $2,000 for more than one year and we intend to continue our ownership through the date of the next annual meeting. We are hereby submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual meeting of stockholders or any earlier meeting. Please contact us if you would like to discuss this proposal.

RESOLVED: The stockholders request that an investment banking firm be engaged to evaluate alternatives to maximize stockholder value including a sale of the Company.


Supporting Statement

BKF's ratio of market capitalization (market price of equity plus debt) to assets under management is just 1.3%. That is significantly lower than the ratio for other investment management companies. For example, Franklin Resources ("BEN") shares trade at a ratio of 4.4%, Janus Capital ("JNS") at 2.9% and Waddell and Reed ("WDR") at 7%.

We think the primary reason for BKF's low multiple is its excessive expenses. In 2002, compensation expenses consumed approximately 69% of BKF's revenues vs. 25% for BEN, 30% for JNS and 13% for WDR. BKF's total operating expenses for 2002 consumed approximately 92% of revenues, leaving very little for stockholders.

On the other hand, BKF could be an attractive acquisition candidate for a larger financial management company that could cut expenses. In short, we think the surest way to enhance stockholder value is to immediately engage an investment banking firm to evaluate alternatives to maximize shareholder value including a sale of the Company.

                                   Very truly yours,


                                   Phillip Goldstein
                                   President
                                   Kimball & Winthrop, Inc.
                                   General Partner